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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Pharmaceutical Partners, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02886P 10 9 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    02886P 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Bioscience, Inc. (“ABI”) 95-4486088

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 47,984,160 6. Shared Voting Power 47,984,160 7. Sole Dispositive Power 47,984,160 8. Shared Dispositive Power 47,984,160

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,984,160*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares. Not applicable	☐

11.	Percent of Class Represented by Amount in Row (9) 68.8%

12.	Type of Reporting Person (See Instructions) CO

*	Except that Themba Trust and Steven H. Hassan may be deemed to have shared power to vote and dispose of, and Dr. Soon-Shiong may be deemed to have shared power to vote and dispose of these shares.

CUSIP No.    02886P 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Themba Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Themba Trust is established under the laws of the Isle of Man.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 47,984,160 7. Sole Dispositive Power 0 8. Shared Dispositive Power 47,984,160

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,984,160**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable	☐

11.	Percent of Class Represented by Amount in Row (9) 68.8%

12.	Type of Reporting Person (See Instructions) OO

**	Includes 47,984,160 shares of common stock of the issuer directly owned by ABI. Themba Trust is the record holder of a majority of the outstanding capital stock of ABI, and may be deemed to have shared power to vote and dispose of the shares directly owned by ABI.

CUSIP No. 02886P 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven H. Hassan

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 47,984,160 7. Sole Dispositive Power 0 8. Shared Dispositive Power 47,984,160

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,984,160***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable.	☐

11.	Percent of Class Represented by Amount in Row (9) 68.8%

12.	Type of Reporting Person (See Instructions) IN

*** Includes 47,984,160 shares held by ABI. Mr. Hassan is a trustee of Themba Trust with primary control over its assets, and may be deemed to have shared power to vote and dispose of the shares directly held by ABI. Corporate Management & Business Services Limited, an Isle of Man organization, has secondary control over the assets held by Themba Trust as co-trustee.

CUSIP No. 02886P 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick Soon-Shiong

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 346,875 6. Shared Voting Power 48,734,160 7. Sole Dispositive Power 346,875 8. Shared Dispositive Power 48,734,160

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,081,035****

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable.	☐

11.	Percent of Class Represented by Amount in Row (9) 70.3%

12.	Type of Reporting Person (See Instructions) IN

**** Includes (i) 339,375 shares of common stock purchasable under stock options held by Dr. Soon-Shiong, (ii) 7,500 shares of common stock directly owned by Dr. Soon-Shiong, (iii) 750,000 shares of common stock held in trusts for the benefit of family members of Dr. Soon-Shiong, over which Dr. Soon-Shiong may be deemed to share voting and dispositive power, and (iv) 47,984,160 shares directly held by ABI. Dr. Soon-Shiong is the President and Chairman of the Board of Directors of ABI, and in such capacity may be deemed to have shared power to dispose of the shares directly owned by ABI. Dr. Soon-Shiong and his spouse are also beneficiaries of the Themba Trust.

Item 1.	(a)	Name of Issuer

American Pharmaceutical Partners, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

11777 San Vicente Blvd., Suite 550 Los Angeles, CA 90049

Item 2.	(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

		i.	American BioScience, Inc.

		ii.	Themba Trust

		iii.	Steven H. Hassan

		iv.	Patrick Soon-Shiong

Themba Trust is the record holder of a majority of the capital stock of ABI, and may be deemed to have indirect beneficial ownership of the shares directly owned by ABI. Dr. Soon-Shiong and his spouse are beneficiaries of Themba Trust.

Mr. Hassan is a trustee of Themba Trust with primary control over its assets, and may be deemed to have indirect beneficial ownership of the shares directly held by ABI. Corporate Management & Business Services Limited, an Isle of Man organization, has secondary control over the assets held by Themba Trust as co-trustee.

Dr. Soon-Shiong is the President and Chairman of the Board of Directors of ABI, and as such may be deemed to have indirect beneficial ownership of the shares directly owned by ABI. Dr. Soon-Shiong and his spouse are trustees of certain family trusts, and as such may be deemed to share voting and dispositive power over shares held in such trusts for the benefit of his family members.

Themba Trust and Mr. Hassan hereby disclaim indirect beneficial ownership of shares directly owned by ABI except to the extent of any indirect pecuniary interest therein. Dr. Soon-Shoing hereby disclaims indirect beneficial ownership of the shares held in trusts for the benefit of his family members, except to the extent of his pecuniary interest therein. In his capacity as shareholder of ABI, Dr. Soon-Shiong hereby disclaims indirect beneficial ownership of the shares directly owned by ABI except to the extent of his pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of ABI and Dr. Soon-Shiong is located at 2730 Wilshire Boulevard, #110, Santa Monica, California 90403.

The principal business address of Themba Trust and Mr. Hassan is 10182 Culver Boulevard, Culver City, California 90232.

(c)	Citizenship

	i	American BioScience, Inc. is a California corporation.

	ii	Themba Trust is a trust organized under the laws of the Isle of Man.

	iii	Steven H. Hassan is a United States citizen.

	iv	Patrick Soon-Shiong is a United States citizen.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share.

(e)	CUSIP Number

02886P 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information in item 1 and items 5 through 11 on the cover pages (pp. 2 – 5) on this Schedule 13G is provided as of December 31, 2003 and is hereby incorporated by reference into this item 4. On August 8, 2003, the board of directors of the issuer declared a three-for-two stock split that was effected by means of a stock dividend for stockholders of record as of August 18, 2003 and which was paid on September 2, 2003. All share and per share amounts set forth herein have been adjusted to reflect the three-for-two stock split.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004

AMERICAN BIOSCIENCE, INC.

By:	/s/ Patrick Soon-Shiong

Patrick Soon-Shiong
President

THEMBA TRUST

By:	/s/ Steven H. Hassan

Steven H. Hassan
Trustee

By:	/s/ Steven H. Hassan

Steven H. Hassan

By:	/s/ Patrick Soon-Shiong

Patrick Soon-Shiong